Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3, as amended (Registration No. 333-192873, the “Registration Statement”), of American Eagle Energy Corporation, a Nevada corporation (the “Company”), of information contained in our reserve report that is summarized as of December 31, 2013 in our letter dated February 17, 2014, relating to the oil and gas reserves, future production, and income attributable to certain leasehold interests of the Company.

We hereby consent to all references to such reports, letters, and/or to this firm in each of the Registration Statement and each Prospectus to which the Registration Statement relates, and further consent to our being named as an expert in each of the Registration Statement and the Prospectus to which the Registration Statement relates.

/s/ Ryder Scott Company, L.P.

Ryder Scott Company, L.P.

Denver, Colorado

March 10, 2014